

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>Via Email</u>
Howard M. Averill
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

   Re: Time Warner Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 26, 2015
     File No. 001-15062

Dear Mr. Averill:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director